Exhibit 99.1

For Immediate Release

SAP Announces Preliminary Fourth Quarter 2020 Results	January 14, 2021

SAP Pre-Announces Strong Fourth Quarter and Full-Year 2020 Results Topline Exceeds Revised 2020 Outlook, Profit Hits High End Stellar Cash Flow Performance

Fourth Quarter

•	IFRS Cloud Revenue Up 8%; Non-IFRS Cloud Revenue Up 13% At Constant Currencies

•	Current Cloud Backlog Up 14% At Constant Currencies

•	IFRS Software Licenses Revenue Down 15%; Non-IFRS Software Licenses Revenue Down 11% At Constant Currencies

•	IFRS Cloud & Software Revenue Down 4%; Non-IFRS Cloud & Software Revenue Up 1% At Constant Currencies

•	IFRS Operating Profit Up 26%; Non-IFRS Operating Profit Up 3% At Constant Currencies

•	IFRS Operating Margin Up 9.1pp; Non-IFRS Operating Margin Up 1.5pp At Constant Currencies

Full Year

•	Non-IFRS Operating Profit Reaches High End of Revised Outlook Range

•	Operating Cash Flow Expected At Around €7.0 Billion, Approximately Doubling Year-over-Year; Free Cash Flow Expected At Around €5.9 Billion; Significantly Exceeding Raised Outlook

•	2021 Outlook Reflects Expedited Move to Cloud

“The world's leading companies are turning to SAP to become intelligent enterprises. We are reinventing how businesses run by accelerating our customers’ transformation in the cloud. Our strong finish to the year and the upcoming launch of our new holistic business transformation offering position us well to meet our new outlook targets.”

Christian Klein, CEO

“In a uniquely challenging environment, 2020 was a record year for cash flow in every single quarter and the full year. Our better-than-anticipated top line performance combined with our quick response on the cost side drove strong operating profit. SAP’s expedited shift to the cloud will drive long-term, sustainable growth while significantly increasing the resiliency and predictability of our business.”

Luka Mucic, CFO

SAP Announces Preliminary Fourth Quarter 2020 Results	1

Fourth Quarter Business Update

Walldorf, Germany – January 14, 2021. After an initial review of its fourth-quarter 2020 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2020. All 2020 figures in this release are approximate due to the preliminary nature of the announcement.

SAP’s business performance sequentially improved in the fourth quarter even as the COVID-19 crisis persisted and lockdowns were reintroduced in many regions. Cloud revenue in the fourth quarter continued to be impacted by lower pay-as-you-go transactional revenue, mainly Concur business travel related. However, continued high demand for e-commerce, Business Technology Platform, and Qualtrics solutions along with several competitive wins – particularly for SuccessFactors Human Experience Management – produced a strong finish to the year for SAP’s cloud business. SAP also saw strong early take up of its new holistic business transformation offering among pilot customers, contributing to the cloud performance in the quarter. Both North America and Europe experienced a better-than-expected performance in cloud order entry as well as software licenses revenue reflecting strong demand for SAP’s digital supply chain solutions in particular. In addition SAP had significant competitive wins in ERP.

Throughout the COVID-19 crisis, SAP continues to serve its customers effectively with an embedded virtual sales and remote implementation strategy.  The company retains a disciplined approach to hiring and discretionary spend while capturing natural savings e.g. from lower travel, facility-related costs and virtual events. In combination with the strong topline performance these actions drove higher operating profit (IFRS and non-IFRS at constant currencies) and operating margin despite the challenging macro environment.

Fourth-Quarter and Full-Year Financial Performance

In the fourth quarter, current cloud backlog was up 7% to €7.15 billion (up 14% at constant currencies). Cloud revenue was up 8% year over year to €2.04 billion (IFRS), up 7% to €2.04 billion (non-IFRS) and up 13% (non-IFRS at constant currencies). Software licenses revenue was down 15% year over year to €1.70 billion (IFRS and non-IFRS) and down 11% (non-IFRS at constant currencies). Cloud and software revenue was down 4% year over year to €6.58 billion (IFRS and non-IFRS) and up 1% (non-IFRS at constant currencies). Total revenue was down 6% year over year to €7.54 billion (IFRS and non-IFRS) and down 2% (non-IFRS at constant currencies).

The share of more predictable revenue1 grew by approximately 4 percentage points year over year to approximately 65% in the fourth quarter.

In the fourth quarter, IFRS operating profit and operating margin were positively impacted by lower share-based compensation expenses compared to the prior year period. Operating profit increased by 26% year over year to €2.65 billion (IFRS) and was down 3% to €2.77 billion (non-IFRS) and up 3% (non-IFRS at constant currencies). Operating margin increased by 9.1 percentage points year over year to 35.2% (IFRS) and increased 1.4 percentage points year over year to 36.7% (non-IFRS) and 1.5 percentage points to 36.8% (non-IFRS at constant currencies).

For the full year, cloud revenue grew 17% year over year to €8.08 billion (IFRS), up 15% to €8.09 billion (non-IFRS) and up 18% (non-IFRS at constant currencies). Software licenses revenue was down 20% year over year to €3.64 billion (IFRS and non-IFRS) and down 17% (non-IFRS at constant currencies). Cloud and software revenue was up 1% year over year to €23.23 billion (IFRS and non-IFRS) and up 3% (non-IFRS at constant currencies). Total revenue was down 1% year over year to €27.34 billion (IFRS and non-IFRS) and up 1% (non-IFRS at constant currencies).

For the full year, the share of more predictable revenue1 grew by approximately 5 percentage points year over year to approximately 72%.

For the full year, IFRS operating profit and operating margin were positively impacted by significantly lower restructuring charges as well as lower share-based compensation expenses compared to 2019. Operating profit increased by 48% year over year to €6.62 billion (IFRS) and was up 1% to €8.28 billion (non-IFRS) and up 4% (non-IFRS at constant currencies). Operating margin increased 8.0 percentage points year over year to 24.2% (IFRS) and increased 0.6 percentage points year over year to 30.3% (non-IFRS) and 0.8 percentage points to 30.5% (non-IFRS at constant currencies) for the full year.

Operating cash flow for the full year is expected to be at around €7.0 billion, approximately doubling year-over-year and significantly above the raised outlook of approximately €6.0 billion. Free cash flow for the full year is expected to be at around €5.9 billion, significantly above the raised outlook of above €4.5 billion. Cash flow was positively impacted by lower tax and restructuring payments and a successful working capital management.

 1 Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

SAP Announces Preliminary Fourth Quarter 2020 Results	2

Financial Results at a Glance

Fourth Quarter 2020

	IFRS			Non-IFRS1)
€ billion, unless otherwise stated	Q4 2020	Q4 2019	∆ in %	Q4 2020	Q4 2019	∆ in %	∆ in % constant currency
Current Cloud Backlog2)	NA	NA	NA	7.15	6.68	7	14
Cloud revenue	2.04	1.90	8	2.04	1.91	7	13
Software licenses revenue	1.70	2.00	–15	1.70	2.00	–15	–11
Software support revenue	2.83	2.95	–4	2.83	2.95	–4	0
Software licenses and support revenue	4.54	4.95	–8	4.54	4.95	–8	–4
Cloud and software revenue	6.58	6.85	–4	6.58	6.86	–4	1
Total revenue	7.54	8.04	–6	7.54	8.05	–6	–2
Share of more predictable revenue (in %)	65	60	4pp	65	60	4pp
Operating profit (loss)	2.65	2.10	26	2.77	2.84	–3	3
Profit (loss) after tax	1.93	1.64	18	2.02	2.19	–8
Operating margin (in %)	35.2	26.1	9.1pp	36.7	35.3	1.4pp	1.5pp
Number of employees (FTE, December 31)	102,430	100,330	2	NA	NA	NA	NA

Full Year 2020

	IFRS			Non-IFRS1)
€ billion, unless otherwise stated	Q1–Q4 2020	Q1–Q4 2019	Δ in %	Q1–Q4 2020	Q1–Q4 2019	Δ in %	Δ in % constant currency
Current Cloud Backlog2)	NA	NA	NA	7.15	6.68	7	14
Cloud revenue	8.08	6.93	17	8.09	7.01	15	18
Software licenses revenue	3.64	4.53	–20	3.64	4.53	–20	–17
Software support revenue	11.51	11.55	0	11.51	11.55	0	1
Software licenses and support revenue	15.15	16.08	–6	15.15	16.08	–6	–4
Cloud and software revenue	23.23	23.01	1	23.23	23.09	1	3
Total revenue	27.34	27.55	–1	27.34	27.63	–1	1
Share of more predictable revenue (in %)	72	67	5pp	72	67	5pp
Operating profit (loss)	6.62	4.47	48	8.28	8.21	1	4
Profit (loss) after tax	5.28	3.37	57	6.53	6.15	6
Operating margin (in %)	24.2	16.2	8.0pp	30.3	29.7	0.6pp	0.8pp
Number of employees (FTE, December 31)	102,430	100,330	2	NA	NA	NA	NA

1) For a detailed description of SAP’s non-IFRS measures Explanation of Non-IFRS Measures online.

2) As this is an order entry metric, there is no IFRS equivalent.

All figures are preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Announces Preliminary Fourth Quarter 2020 Results	3

Non-IFRS Adjustments

The total difference between non-IFRS revenue metrics and the respective IFRS revenue metrics results from adjusting the impact of business combination fair value accounting. In the fourth quarter, the difference between non-IFRS operating profit and IFRS operating profit includes, in addition to the revenue adjustments of significantly less than €0.01 billion (Q4 2019: €0.01 billion),

•         adjustments for acquisition-related charges of €0.17 billion (Q4 2019: €0.17 billion),

•         adjustments for share-based payment expenses of €0.02 billion (Q4 2019: €0.52 billion) and

•         adjustments for restructuring expenses of €0.01 billion (Q4 2019: €0.03 billion).

For the full-year 2020, the difference between non-IFRS operating profit and IFRS operating profit includes, in addition to the revenue adjustments of significantly less than €0.01 billion (FY 2019: €0.08 billion),

•         adjustments for acquisition-related charges of €0.64 billion (FY 2019: €0.69 billion),

•         adjustments for share-based payment expenses of €1.08 billion (FY 2019: €1.84 billion) and

•         adjustments for restructuring expenses of €0.01 billion (FY 2019: €1.13 billion).

For more details on the individual adjusted expense and revenue categories, our reasons for providing non-IFRS measures and the limitations of our non-IFRS measures please refer to Explanation of Non-IFRS Measures.

Business Outlook

SAP provides the following full-year 2021 outlook reflecting its solid business momentum and best estimates concerning the timing and pace of recovery from the COVID-19 crisis. This outlook assumes the COVID-19 crisis will begin to recede as vaccine programs roll out globally, leading to a gradually improving demand environment in the second half of 2021.

•       SAP expects €9.1 – 9.5 billion non-IFRS cloud revenue at constant currencies (2020: €8.09 billion), up 13% to 18% at constant currencies

•       SAP expects €23.3 – 23.8 billion non-IFRS cloud and software revenue at constant currencies (2020: €23.23 billion), flat to up 2% at constant currencies

•       SAP expects €7.8 – 8.2 billion non-IFRS operating profit at constant currencies (2020: €8.28 billion), down 1% to 6% at constant currencies

•       The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 75% (2020: 72%).

While SAP’s full-year 2021 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q1 and FY 2021 expected currency impacts.

Expected Currency Impact Based on December 2020 Level for the Rest of the Year
In percentage points	Q1	FY
Cloud revenue	-6pp to -8pp	-3pp to -5pp
Cloud and software revenue	-5pp to -7pp	-2pp to -4pp
Operating profit	-7pp to -9pp	-2pp to -4pp

SAP also confirms its mid-term ambition which was previously published in its Q3 2020 Quarterly Statement.

SAP Announces Preliminary Fourth Quarter 2020 Results	4

Additional Information

The 2019 comparative numbers for full year only include Qualtrics revenues and profits from acquisition date of January 23rd.

This press release and all information therein is preliminary and unaudited.

Fourth Quarter 2020 Quarterly Statement

SAP’s fourth quarter 2020 quarterly statement will be published on January 29, 2021 and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a virtual press conference on Friday, January 29th at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the fourth quarter and full-year results can be found at www.sap.com/investor.

Virtual Launch Event

SAP will hold a virtual event to launch its new holistic business transformation offering “RISE with SAP” on Wednesday, January 27th at 4:00 PM (CET) / 10:00 AM (Eastern).

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

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SAP Announces Preliminary Fourth Quarter 2020 Results	5

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SAP Announces Preliminary Fourth Quarter 2020 Results	6